SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Qunar Cayman Islands Ltd.
(Name of Issuer)

Class B ordinary shares, par value $0.001 per share
(Title of Class of Securities)

74906P104
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 74906P104	13 G	Page 2 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Ventures I, L.P. (“GSR I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

18,455,826 shares[1] all of which are directly owned by GSR I, except that GSR Partners I, L.P. (“Partners I”), the general partner of GSR I, and GSR Partners I, Ltd (GSR I Ltd”), the general partner of Partners I, may be deemed to have sole voting power, and Richard Lim, Sonny Wu, James Ding, Alexander Pan and Ryann Yap, the members of GSR I Ltd (the “Members”), may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

18,455,826 shares[1], all of which are directly owned by GSR I, except that Partners I and GSR I Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,455,826
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%[2]
12	TYPE OF REPORTING PERSON (See Instructions) PN

1 Consists of 18,455,826 Class A ordinary shares, which convert into Class B ordinary shares on a 1-for-1 basis, directly held by GSR I as of December 31, 2013. Each Class A ordinary share is entitled to three votes per share.

2 As reported by the Issuer as of November 19, 2013, the total number of ordinary shares outstanding was 342,183,204 ordinary shares, comprised of 302,850,254 Class A ordinary shares and 39,332,950 Class B ordinary shares. Assumes conversion of all Class A ordinary shares into Class B ordinary shares.

CUSIP NO. 74906P104	13 G	Page 3 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR PRINCIPALS FUND I, L.P. (“Principals I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

570,790[3] shares, all of which are directly owned by Principals I, except that Partners I and GSR I Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

570,790[4] shares, all of which are directly owned by Principals I, except that Partners I and GSR I Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,790
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% [4]
12	TYPE OF REPORTING PERSON (See Instructions) PN

3 Consists of 570,790 Class A ordinary shares, which convert into Class B ordinary shares on a 1-for-1 basis, directly held by GSR I as of December 31, 2013. Each Class A ordinary share is entitled to three votes per share.

4 As reported by the Issuer as of November 19, 2013, the total number of ordinary shares outstanding was 342,183,204 ordinary shares, comprised of 302,850,254 Class A ordinary shares and 39,332,950 Class B ordinary shares. Assumes conversion of all Class A ordinary shares into Class B ordinary shares.

CUSIP NO. 74906P104	13 G	Page 4 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Partners I, L.P. (“Partners I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

19,026,616 [5] shares, all of which are directly owned by GSR I and Principals I, except that Partners I may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER.

19,026,616 [7] shares, all of which are directly owned by GSR I and Principals I, except that Partners I may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,026,616
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% [6]
12	TYPE OF REPORTING PERSON (See Instructions) PN

5 Consists of 19,026,616 Class A ordinary shares, which convert into Class B ordinary shares on a 1-for-1 basis, directly held by GSR I as of December 31, 2013. Each Class A ordinary share is entitled to three votes per share.

6 As reported by the Issuer as of November 19, 2013, the total number of ordinary shares outstanding was 342,183,204 ordinary shares, comprised of 302,850,254 Class A ordinary shares and 39,332,950 Class B ordinary shares. Assumes conversion of all Class A ordinary shares into Class B ordinary shares.

CUSIP NO. 74906P104	13 G	Page 5 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Partners I, Ltd. (“GSR I Ltd”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

19,026,616 [7] shares, all of which are directly owned by GSR I and Principals I, except that GSR I Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

19,026,616 [10] shares, all of which are directly owned by GSR I and Principals I, except that GSR I Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,026,616
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% [8]
12	TYPE OF REPORTING PERSON (See Instructions) OO

7 Consists of 19,026,616 Class A ordinary shares, which convert into Class B ordinary shares on a 1-for-1 basis, directly held by GSR I as of December 31, 2013. Each Class A ordinary share is entitled to three votes per share.

8 As reported by the Issuer as of November 19, 2013, the total number of ordinary shares outstanding was 342,183,204 ordinary shares, comprised of 302,850,254 Class A ordinary shares and 39,332,950 Class B ordinary shares. Assumes conversion of all Class A ordinary shares into Class B ordinary shares.

CUSIP NO. 74906P104	13 G	Page 6 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Richard Lim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
6

SHARED VOTING POWER

19,026,616 [9] shares, all of which are directly owned by GSR I and Principals I, except that Partners I and GSR I Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
8

SHARED DISPOSITIVE POWER.

19,026,616 [13] shares, all of which are directly owned by GSR I and Principals I, except that Partners I and GSR I Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,026,616
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% [10]
12	TYPE OF REPORTING PERSON (See Instructions) IN

9 Consists of 19,026,616 Class A ordinary shares, which convert into Class B ordinary shares on a 1-for-1 basis, directly held by GSR I as of December 31, 2013. Each Class A ordinary share is entitled to three votes per share.

10 As reported by the Issuer as of November 19, 2013, the total number of ordinary shares outstanding was 342,183,204 ordinary shares, comprised of 302,850,254 Class A ordinary shares and 39,332,950 Class B ordinary shares. Assumes conversion of all Class A ordinary shares into Class B ordinary shares.

CUSIP NO. 74906P104	13 G	Page 7 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sonny Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
6

SHARED VOTING POWER

19,026,616 [11] shares, all of which are directly owned by GSR I and Principals I, except that Partners I and GSR I Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
8

SHARED DISPOSITIVE POWER.

19,026,616 [13] shares, all of which are directly owned by GSR I and Principals I, except that Partners I and GSR I Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,026,616
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% [12]
12	TYPE OF REPORTING PERSON (See Instructions) IN

11 Consists of 19,026,616 Class A ordinary shares, which convert into Class B ordinary shares on a 1-for-1 basis, directly held by GSR I as of December 31, 2013. Each Class A ordinary share is entitled to three votes per share.

12 As reported by the Issuer as of November 19, 2013, the total number of ordinary shares outstanding was 342,183,204 ordinary shares, comprised of 302,850,254 Class A ordinary shares and 39,332,950 Class B ordinary shares. Assumes conversion of all Class A ordinary shares into Class B ordinary shares.

CUSIP NO. 74906P104	13 G	Page 8 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). James Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
6

SHARED VOTING POWER

19,026,616 [13] shares, all of which are directly owned by GSR I and Principals I, except that Partners I and GSR I Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
8

SHARED DISPOSITIVE POWER.

19,026,616 [13] shares, all of which are directly owned by GSR I and Principals I, except that Partners I and GSR I Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,026,616
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% [14]
12	TYPE OF REPORTING PERSON (See Instructions) IN

13 Consists of 19,026,616 Class A ordinary shares, which convert into Class B ordinary shares on a 1-for-1 basis, directly held by GSR I as of December 31, 2013. Each Class A ordinary share is entitled to three votes per share.

14 As reported by the Issuer as of November 19, 2013, the total number of ordinary shares outstanding was 342,183,204 ordinary shares, comprised of 302,850,254 Class A ordinary shares and 39,332,950 Class B ordinary shares. Assumes conversion of all Class A ordinary shares into Class B ordinary shares.

CUSIP NO. 74906P104	13 G	Page 9 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Alexander Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
6

SHARED VOTING POWER

19,026,616 [15] shares, all of which are directly owned by GSR I and Principals I, except that Partners I and GSR I Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
8

SHARED DISPOSITIVE POWER.

19,026,616 [13] shares, all of which are directly owned by GSR I and Principals I, except that Partners I and GSR I Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,026,616
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% [16]
12	TYPE OF REPORTING PERSON (See Instructions) IN

15 Consists of 19,026,616 Class A ordinary shares, which convert into Class B ordinary shares on a 1-for-1 basis, directly held by GSR I as of December 31, 2013. Each Class A ordinary share is entitled to three votes per share.

16 As reported by the Issuer as of November 19, 2013, the total number of ordinary shares outstanding was 342,183,204 ordinary shares, comprised of 302,850,254 Class A ordinary shares and 39,332,950 Class B ordinary shares. Assumes conversion of all Class A ordinary shares into Class B ordinary shares.

CUSIP NO. 74906P104	13 G	Page 10 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Ryann Yap
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
6

SHARED VOTING POWER

19,026,616 [17] shares, all of which are directly owned by GSR I and Principals I, except that Partners I and GSR I Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
8

SHARED DISPOSITIVE POWER.

19,026,616 [13] shares, all of which are directly owned by GSR I and Principals I, except that Partners I and GSR I Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,026,616
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% [18]
12	TYPE OF REPORTING PERSON (See Instructions) IN

17 Consists of 19,026,616 Class A ordinary shares, which convert into Class B ordinary shares on a 1-for-1 basis, directly held by GSR I as of December 31, 2013. Each Class A ordinary share is entitled to three votes per share.

18 As reported by the Issuer as of November 19, 2013, the total number of ordinary shares outstanding was 342,183,204 ordinary shares, comprised of 302,850,254 Class A ordinary shares and 39,332,950 Class B ordinary shares. Assumes conversion of all Class A ordinary shares into Class B ordinary shares.

CUSIP NO. 74906P104	13 G	Page 11 of 18

ITEM 1(A).	NAME OF ISSUER

Qunar Cayman Islands Ltd.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

17th Fl, Viva Plaza, Bldg 18
Yard 29, Suzhou St Haidian District
Beijing 100080
China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed by (i) GSR Ventures I, L.P., a Cayman Islands limited partnership (“GSR I”); (ii) GSR Principals Fund I, L.P., a Cayman Islands limited partnership (“Principals I”); (iii) GSR Partners I, L.P., a Cayman Islands limited partnership (“Partners I”); (iv) GSR Partners I, Ltd, a Cayman Islands exempted company (“GSR I Ltd”); (v) Richard Lim (“Lim”), a citizen of the United States; (vi) Sonny Wu (“Wu”), a citizen of Canada; (vii) James Ding (“Ding”), a citizen of Hong Kong; (viii) Alexander Pan (“Pan”), a citizen of Hong Kong; and (ix) Ryann Yap (“Yap”), a citizen of Singapore. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Partners I is the general partner of GSR I and Principals I and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Partners I and Principals I. GSR I Ltd is the general partner of Partners I and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Partners I and Principals I. Lim, Wu, Ding, Pan and Yap are the members of GSR I Ltd (the “Members”), and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Partners I and Principals I.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The principal business office of the Reporting Persons is:

c/o Golden Sand River (Hong Kong) Limited
Suite 4801, 48/F Central Plaza
18 Harbour Road, Wanchai, Hong Kong.

ITEM 2(C)	CITIZENSHIP

GSR I, Principals I and Partners I are Cayman Islands exempted limited partnerships. GSR I Ltd is a Cayman Islands exempted company. Lim is a United States citizens. Wu is a citizen of Canada. Ding and Pan are citizens of Hong Kong. Yap is a citizen of Singapore.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Class B ordinary shares, par value $0.001

The Reporting Persons currently hold Class A ordinary shares, which convert into Class B ordinary shares on a 1-for-1 basis. Class B ordinary shares may be deposited with the depositary for ADSs.

CUSIP NO. 74906P104	13 G	Page 12 of 18

ITEM 2(E)	CUSIP NUMBER

74906P104

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2013.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of GSR I, Principals I and Partners I, and the memorandum and articles of association of GSR I Ltd, the general partner and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP NO. 74906P104	13 G	Page 13 of 18

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 74906P104	13 G	Page 14 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

Entities:	GSR Ventures I, L.P.
GSR Principals Fund I, L.P.
GSR Partners I, L.P.
GSR Partners I, Ltd.

By:	/s/ Ryann Yap
Ryann Yap, Attorney-in-fact for
the above-listed entities

Individuals:	Sonny Wu
Richard Lim
James Ding
Alexander Pan
Ryann Yap

By:	/s/ Ryann Yap
Ryann Yap, Attorney-in-fact for
the above-listed individuals

CUSIP NO. 74906P104	13 G	Page 15 of 18

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	20

Exhibit B: Power of Attorney	21

CUSIP NO. 74906P104	13 G	Page 16 of 18

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Qunar Cayman Islands Ltd. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2014

Entities:	GSR Ventures I, L.P.
GSR Principals Fund I, L.P.
GSR Partners I, L.P.
GSR Partners I, Ltd.

By:	/s/ Ryann Yap
Ryann Yap, Attorney-in-fact for
the above-listed entities

Individuals:	Sonny Wu
Richard Lim
James Ding
Alexander Pan
Ryann Yap

By:	/s/ Ryann Yap
Ryann Yap, Attorney-in-fact for
the above-listed individuals

CUSIP NO. 74906P104	13 G	Page 17 of 18

exhibit B

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates GSR Partners I, Ltd. or such other person or entity as is designated in writing by Richard Lim (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Ryann Yap (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

January 31, 2014	GSR Partners I, Ltd.,
a Cayman Islands exempted limited company

	By:	/s/ Richard Lim
Richard Lim, Director

January 31, 2014	GSR Partners I, L.P.,
a Cayman Islands exempted limited partnership

	By:	GSR Partners I, Ltd.,
a Cayman Islands exempted limited company
Its General Partner

	By:	/s/ Richard Lim
Richard Lim, Director

CUSIP NO. 74906P104	13 G	Page 18 of 18

January 31, 2014	GSR Ventures I, L.P.,
a Cayman Islands exempted limited partnership

	By:	GSR Partners I, L.P.,
a Cayman Islands exempted limited partnership
Its General Partner

	By:	GSR Partners I, Ltd.,
a Cayman Islands exempted limited company
Its General Partner

	By:	/s/ Richard Lim
Richard Lim, Director

January 31, 2014	GSR Principals Fund I, L.P.,
a Cayman Islands exempted limited partnership

	By:	GSR Partners I, L.P.,
a Cayman Islands exempted limited partnership
Its General Partner

	By:	GSR Partners I, Ltd.,
a Cayman Islands exempted limited company
Its General Partner

	By:	/s/ Richard Lim
Richard Lim, Director

January 31, 2014	/s/ Sonny Wu
Sonny Wu

January 31, 2014	/s/ Richard Lim
Richard Lim

January 31, 2014	/s/ James Ding
James Ding

January 31, 2014	/s/ Alexander Pan
Alexander Pan

January 31, 2014	/s/ Ryann Yap
Ryann Yap